Exhibit 99.3

THE INX DIGITAL COMPANY, INC.

(FORMERLY: VALDY INVESTMENT LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

THE INX DIGITAL COMPANY, INC.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

INDEPENDENT AUDITORS’ REPORT To the Shareholders and Board of Directors of THE INX DIGITAL COMPANY, INC. (FORMERLY: VALDY INVESTMENT LTD.)

Opinion

We have audited the consolidated financial statements of The INX Digital Company Inc. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, and the consolidated statements of profit or loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for each of the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. We have determined the matter described below to be the key audit matter to be communicated in our report. This matter was addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to this matter. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

Key audit matter	How our audit addressed the key audit matters

Other Information

Key audit matter	How our audit addressed the key audit matters

Existence of Digital assets

As described in Notes 8 and 2m to the consolidated financial statements, the Company holds $5.2 million in digital assets (including $2.6 million held as customer funds) which are identifiable non-monetary assets without physical substance. We identified the existence and ownership (rights and obligations) of the Company’s holdings in digital assets hold as a key audit matter.

We considered this a key audit matter due to the significant audit efforts involved in testing the existence and ownership of the digital assets held by the Company.

●     We assigned to the audit team professionals with specialized skills in blockchain and digital assets ;

●     We obtained confirmation as to digital assets held by third parties on behalf of the Company;

●    We utilized our proprietary audit tool to independently obtain evidence from public blockchains to test the existence of digital asset balances;

●     We evaluated the reliability of audit evidence obtained from public blockchains;

●    With the assistance of IT specialists, we observed the performance of the transfer of a sample of digital assets from the Company’s wallet held by the custodian to a different wallet to test the rights and ownership of the digital asset;

●    We obtained evidence to evaluate digital asset balances for appropriate segregation between Company digital assets and customer digital assets;

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis.

●	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis and the Annual Report prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

THE INX DIGITAL COMPANY, INC.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Mr. Eli Barda.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2023	A Member of Ernst & Young Global

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents		$19,864	$24,581
Cash and cash equivalents held in Reserve Fund	6	5,824	21,987
Short-term investments held in Reserve Fund	6	18,473	-
Short-term investments	7	5,033	-
Digital assets	8	2,597	-
Trade receivables		506	834
Derivative assets	9	1,072	-
Customer funds		2,609	4,270
Prepaid expenses and other receivables	10	1,559	2,383
Total current assets		57,537	54,055

Non-current assets:
Property, plant and equipment, net	16	395	160
Digital assets	8	-	1,000
Long-term investments held in Reserve Fund	6	11,726	14,036
Long-term investments	7	4,654	400
Intangible assets, net	11	3,528	4,394
Goodwill	11	2,290	2,455
Loan receivable from related parties	15	-	1,015
Right-of-use-assets, net	17	1,309	987
Total non-current assets		23,902	24,447
Total Assets		$81,439	$78,502

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$2,461	$3,170
Funds due to customers		2,609	4,270
Lease liability	17	519	319
INX Token liability	12	56,847	282,642
INX Token warrant liability	13	1,580	9,814
Contingent consideration liability	4	-	400
Total current liabilities		64,016	300,615

Non-current liabilities:
Lease liability	17	868	821
Total non-current liabilities		868	821

Equity:	18
Share capital and share premium		57,053	24,198
Contribution to equity by controlling shareholder		582	582
Other comprehensive income (loss)		(1,254)	188
Accumulated deficit		(39,826)	(247,902)

Total equity		16,555	(222,934)
Total Liabilities and Equity		$81,439	$78,502

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2021

Revenue:
Trading and brokerage fees	23	$4,495	$2,544

Sales of digital assets	23	8,724	-
Cost of digital assets		(8,758)	-
Unrealized loss on sale of digital assets		(188)	-
Net gain loss on digital assets		(222)	-

Revenue, net		4,273	2,544

Operating income (expenses):
Research and development		(5,306)	(3,849)
Sales and marketing		(7,026)	(6,411)
General and administrative		(16,577)	(33,136)
Fair value adjustment on INX Token warrant liability to employees and service providers		8,294	(12,626)
Loss from operations		$(16,342)	$(53,478)

Unrealized gain (loss) on INX Tokens issued, net	13	226,044	(161,173)
Fair value adjustment on warrants to investors	5	4,255	-
Finance income		787	-
Finance expense		(674)	(427)
Listing expenses		(5,875)	-
Income (loss) before tax		208,195	(215,078)
Tax expenses	25	(119)	(157)
Net income (loss)		$208,076	$(215,235)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		424	-
Unrealized loss on securities at fair value through other comprehensive income (loss)		(1,353)	-
Adjustments arising from translating financial statements from functional currency to presentation currency		(513)	188

Total other comprehensive loss		(1,442)	188

Total comprehensive income (loss)		$206,634	$(215,047)
Earnings (loss) per share, basic	20	$1.02	$(1.36)
Earnings (loss) per share, diluted	20	$0.98	$(1.36)
Weighted average number of shares outstanding, basic		204,609,244	157,816,445
Weighted average number of shares outstanding, diluted		213,279,353	157,816,445

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Common Shares	Share Premium	Receivable on account of shares	Conversion option of convertible loans	Reserve from transaction with controlling shareholders	Accumulated other comprehensive income	Accumulated deficit	Total equity
Balance as of January 1, 2021	143,038,761	10,884	(9)	46	-	-	(32,667)	(21,746)
Net Loss	-	-	-	-	-		(215,235)	(215,235)
Total other comprehensive loss	-	-	-	-	-	188	-	188
Contribution to equity by a controlling shareholder	-	-	-	-	582	-	-	582
Collection of receivables	-	-	9	-	-	-	-	9
Conversion of SAFE	3,980,843	1	-	-	-	-	-	1
Conversion of convertible loan	10,029,193	194	-	(46)	-	-	-	148
Share-based payment	-	10,899	-	-	-	-	-	10,899
Exercise of SAFE options	10,282,613	2,220	-	-	-		-	2,220

Balance as of December 31, 2021	167,331,410	$24,198	$-	$-	$582	$188	$(247,902)	$(222,934)

The accompanying notes are an integral part of the consolidated financial statement

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Common Shares	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance as of January 1, 2022	167,331,410	$24,198	$582	$188	$(247,902)	$(222,934)
Net income	-	-	-	-	208,076	208,076
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	-	-	-	424	-	424
Unrealized loss on available-for-sale securities, net of realized gain (loss) reclassification	-	-	-	(1,353)	-	(1,353)
Foreign currency translation	-	-	-	(513)	-	(513)
Issuance of shares for reverse takeover transaction (*)	5,124,740	4,372	-	-	-	4,372
Issuance of private placement shares, net of issuance costs (*)	31,680,000	25,336	-	-	-	25,336
Share based compensation to advisors (*)	-	1,834	-	-	-	1,834
Share based compensation	-	1,135	-	-	-	1,135
Issuance of shares upon exercise of shares option and vesting of restricted shares units	2,822,517	28	-	-	-	28
Exercise of options under SAFE agreements	961,607	179	-	-	-	179
Repurchase of shares	(96,500)	(29)	-	-	-	(29)
Balance as of December 31, 2022	207,823,774	$57,053	$582	$(1,254)	$(39,826)	$16,555

(*)	See Note 5.

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021

Net cash flows from operating activities:
Net income (loss) for the period	$208,076	$(215,235)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payment	1,135	10,899
Listing expenses from reverse takeover transaction	5,875	-
Net loss on investments	214	97
Financial expenses, net	(677)	(55)
Taxes on income	119	157
Depreciation of equipment and right-of-use-assets	610	137
Amortization of intangible assets	581	130
Amortization of premium paid on investments	247	-
INX Token-based compensation	(6,902)	19,801
Net gain on warrant liability to investors	(4,255)	-
Unrealized net (gain) loss on INX Tokens issued	(226,044)	161,173
Impairment expense on digital assets	72	80
Revaluation of lease liability and right-of-use assets	(148)	-
Changes in operating assets and liabilities:
Decrease in trade receivables	328	215
(Decrease) Increase in prepaid expenses and other receivables	824	(278)
Increase in derivative assets	(1,072)	-
Increase in digital assets, net	(1,669)	-
Increase from revaluation of contingent liability	-	(96)
Increase (decrease) in accounts payable and accrued expenses	(1,030)	1,212
Cash paid and received during the year for:
Interest received	784	98
Taxes received (paid), net	69	(290)

Net cash used in operating activities	$(22,863)	$(21,955)

Net cash flows from investing activities:
Proceeds from INX Token offering	-	48,243
Increase in digital assets	-	(485)
Purchase of equipment	(335)	(132)
Purchase of investments	(33,402)	(14,533)
Proceeds from sales and maturities of investments	6,534	-
Increase in loan receivable from related parties	(218)	(475)
Net cash used in business combinations	-	(5,232)

Net cash provided by (used in) investing activities	$(27,421)	$27,386

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	2022	2021

Net cash flows from financing activities:
Proceeds from issuance of common shares	-	-
Proceeds from exercise of INX token warrants	150	1,052
Proceeds from issuance of INX tokens, net	-	31,852
Proceeds from exercise of option under SAFE agreements	179	720
Proceeds from reverse takeover transaction	464	-
Proceeds from private placements	29,590	-
Repurchase of common shares	(29)	-
Proceeds from exercise of option	28	-
Repayment of contingent consideration liability	(400)	-
Repayment of finance lease liabilities	(578)	(68)

Net cash provided by financing activities	$29,404	$33,556

Change in cash and cash equivalents	(20,880)	38,987
Cash and cash equivalents at beginning of year (*)	46,568	7,581
Cash and cash equivalents at end of year (*)	$25,688	$46,568

Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Premium on exercise of shares by related party	$-	$9
Contribution to equity by controlling shareholder	-	582
Conversion of convertible loan	-	148
INX Token Offering proceeds received in digital assets	-	49,488
Proceeds from exercise of SAFE warrant by related party	-	-
Proceeds from exercise of share option	-	1,500
Right-of-use asset recognized with corresponding lease liability	827	654
Collection of loan receivable from related parties through repurchase of INX Tokens	1,233	-

(*)	Includes cash and cash equivalents held in Reserve Fund.

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company completed its initial public offering (“IPO”) during fiscal year 2019 and was classified as a Capital Pool Company (“CPC”), as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

The consolidated financial statements of the Company as of and for the year ended December 31, 2022, were authorized for issuance in accordance with a resolution of the board of directors on March 30, 2023.

Purchase Transaction

The principal business of the Company as a CPC was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein (“Qualifying Transaction”). The purpose of such an acquisition was to satisfy the related conditions of a Qualifying Transaction under the TSXV Exchange rules.

On March 31, 2021, the Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all issued and outstanding securities of INX (the “Transaction”). The Original Securities Exchange Agreement was amended by the Company, INX, PI Financial Corp. and Eight Capital entering into an Amendment to the Securities Exchange Agreement dated as of July 23, 2021 (the “Amendment”), and together with the Original Securities Exchange Agreement, (the “Amended Agreement”), among other things, extended the deadline for completion of the Transaction to January 24, 2022, subject to possible earlier termination. Subsequently, the Company, INX, the INX Securityholders, PI Financial Corp. and Eight Capital entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaced and superseded the Amended Agreement.

Following entry into the Original Securities Exchange Agreement, the Company engaged with and made submissions to the TSXV Exchange with respect to the previously disclosed proposed Qualifying Transaction with INX. Following discussions with the TSXV Exchange, the Company was not able to complete the proposed Qualifying Transaction on the TSXV Exchange. Accordingly, the Company entered into the Amended and Restated Securities Exchange Agreement and applied to voluntarily delist its common shares from the TSXV Exchange.

On December 31, 2021, the Company received conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity (the “Resulting Issuer”) shares. On January 10, 2022, the Company completed the Transaction with INX, whereby INX became a wholly owned subsidiary of the Company. The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business of INX. Also, on January 24, 2022, the Company’s shares started to trade on the NEO Exchange.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of integrated and regulated solutions for trading of blockchain assets on a digital asset and security token trading platform, and providing other services and products related to the trading of blockchain assets. The INX.One trading platform is designed to help customers. automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

The Company operates in the following reportable segments:

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded in 2022 as INX.One).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2022, the Company held approximately 67.5 million INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2022, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2023.

Holders of INX Tokens are also entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2022 on a combined basis, owns 19.676% of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 43 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, COMP, CRV, ETH, FTM, GYEN, LINK, LTC, MANA, MATIC, POWR, SAND, UNI, USDC, USDT, ZEC, ZUSD, YFI.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited provides liquidity and risk management services, it commenced operations during the second quarter of 2022.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Assessment of going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2022, the Company had an accumulated deficit of $39,826. During the year ended December 31, 2022, the Company incurred an operating loss of $16,342 and negative cash flow from operating activities of $22,863. Based on the Company’s existing cash funds and the working capital in the amount of $26,163 as of December 31, 2022 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments which are measured at fair value and digital assets characterized as inventory which are measured at fair value less with changes in fair value recognized in cost to sell through profit or loss.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of the Company and companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra group balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional and presentation currencies:

1.	Functional currency and presentation currency:

The consolidated financial statements are presented in U.S. dollars.

The Company determines the functional currency of each entity through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is carried to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement.

d.	Use of estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 12 and Note 13.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make significant assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Impairment of goodwill

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Determining the fair value of an unquoted financial liability

The fair value of unquoted warrant liability in Level 3 of the fair value hierarchy is determined using the Black and Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of and expected dividend yield.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash and cash equivalents:

Cash and cash equivalents may include demand deposits and short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less from the date of investment and are redeemable on demand without penalty.

f.	Financial instruments:

1.	Financial assets, including short-term and long-term investments, and derivative assets are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at fair value through other comprehensive income when:

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

c)	Derivative instruments

As part of its risk management activities, the Company enters into derivatives such as digital currency forwards. A digital currency forward is an exchange traded contract which represents a legal agreement to either buy or sell a referenced digital asset at a predetermined price at some time in the future. Digital assets forwards held by the Company are settled in a stable coin. The derivatives are carried at fair value and any realized and unrealized gains (losses) on derivatives are recognized through profit and loss.

2.	Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

Impairment of financial assets:

At the end of each reporting period, the Company evaluates the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company grants its customers interest-free credit for periods of 30-90 days. As of December 31, 2022 and 2021, there were no material past-due accounts. Accordingly, the allowance for doubtful accounts is immaterial.

3.	Derecognition of financial assets

A financial asset is derecognized only when:

a)	The contractual rights to the cash flows from the financial asset has expired; or

b)	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

4.	Financial liabilities:

Financial liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

b)	Financial liabilities at fair value through profit or loss:

These liabilities include financial liabilities held for trading (including the INX Token warrant liability), contingent consideration liability recognized in a business combination, warrant liability and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading and contingent consideration are recognized in profit or loss in finance expenses. Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to use the INX Token to pay transactions fees on the INX.One Trading Platform. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

INX’s obligation to make a pro rata distribution annually to the INX Token holders from INX’s Adjusted Operating Cash Flow is an embedded derivative. The Company views INX’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected, in accordance with IFRS 9, to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token liability and the INX Token warrant liability are remeasured to fair value at the end of each reporting period.

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. At December 31, 2022, all change in fair value of the INX Token liability is included in profit or loss.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the INX Token is used to pay for services provided by INX, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company (through its subsidiaries) is recognized as compensation expense when services are provided.

5.	Offsetting financial instruments:

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties.

6.	Compound financial instruments:

Convertible debt which contains both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

7.	Simple Agreement for Future Equity (“SAFE”):

INX has entered into equity funding agreements (SAFEs) pursuant to which funds received by INX from investors have been automatically converted into the same class of share capital of INX that were issued in a qualifying financing, as defined in the SAFEs. The conversion price for SAFEs issued before June 2020 was equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, or (ii) a fixed price, as set forth in the SAFEs. For SAFEs issued in June 2020, the conversion price was equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, or (ii) a fixed INX valuation divided by the number of INX’s shares outstanding on a fully-diluted basis (as defined in the SAFEs).

INX is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of a variable number of the INX’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity. As of December 31, 2022, all INX SAFE’s have been converted into common shares.

g.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);
Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability - See Note 12. For the fair values of INX Token warrant liability, see Note 13. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

h.	Digital assets:

Digital assets are measured on initial recognition at cost.

Digital assets characterized as inventory (current assets):

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, certain holdings of digital assets. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they should be accounted for as inventory, and changes in fair value (less cost to sell) should be recognized in profit or loss.

Digital assets characterized as intangible assets (non-current assets):

Digital assets not characterized as inventory are classified as indefinite life intangible assets, and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. An impairment loss is recognized if the carrying amount exceeds its fair value less cost of sale. The Company recorded impairment of digital assets in the amount of $72 and $80, for the year ended December 31, 2022 and 2021, respectively.

For digital assets, the fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per Coinmarketcap.com. Coinmarketcap.com is a pricing aggregator, as the principal market or the most advantageous market is not always known. The Company believes that any price difference amongst the principal market and an aggregated price to be immaterial.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

The Company determines revenue recognition from contracts with customers through the following steps:

●	Identification of the contract with the customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration. When the Company is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Brokerage fees revenue is recorded according to the date the service was provided, or the operation was carried out.

Trading fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on net basis. The Company’s service is comprised of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Trading fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, the promised services are transferred to the customer and the customer obtains control. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

j.	Intangible assets

Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year-end. As of December 31, 2022, the Company recorded $361 of loss on impairment related to certain legacy components of the INXS middle office system that became obsolete and were replaced by a newly developed software (see Note 11d).

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The useful life of intangible assets is as follows:

	Licenses	Customer relationships	Trade name	Technology

Useful life	Indefinite	Definite 10.58 years	Definite 10.58 years	Definite 8.67 years

Amortization method	Not amortized	Straight-line	Straight-line	Straight-line

k.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets. Direct acquisition costs are recorded in the statement of comprehensive income as incurred. Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

l.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

2.	Intangible assets with an indefinite useful life that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment (see Note 11d).

m.	Customer funds and funds due to customers:

Customer funds represent cash and digital assets that are held for the exclusive benefit of customers. The Company safeguards these assets and is subject to security risks for loss, theft or misuse. Therefore, the Company has concluded it has control over these assets and records them and the corresponding liability in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation to customers.

n.	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term (3 years and 9 years).

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

o.	Share-based payment transactions:

Certain of the Company’s employees and other service providers are entitled to remuneration in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date, using an appropriate valuation model, further details of which are provided in Note 18. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity or for share-based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (the “vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

p.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2022, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

q.	Income taxes:

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying temporary differences that relate to each subsidiary. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities using the tax rates used enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent it is probable that taxable profit will be available against the deductible temporary differences and that the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and adjusted accordingly.

r.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Percentage
Communication & equipment	15
Office furniture and equipment	7-10
Computers and software	33
Leasehold improvements	see below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the useful life of the improvement.

The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

s.	Net income (loss) per share:

Basic income (loss) per share is computed by dividing the income (net) loss attributable to equity holders of the Company by the weighted average number of Common Shares outstanding during the period. Diluted loss per share is computed by dividing the net income (loss), as above, after adjustment for interest on the convertible loans by the weighted average number of Common Shares outstanding, as above, plus the weighted average number of Common Shares that would be issued on conversion of stock options and warrants.

For the year ended December 31, 2022, the effect of the inclusion of the weighted average number of shares that would have been issued upon the conversion of the Company’s employees stock options and options issued under SAFE agreements were dilutive (see Note 20).

u.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans.

The Company has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

During the years ended December 31, 2022 and 2021, the Company incurred costs of $899 and $608, respectively, related to contributions to employee post-retirement benefit plans.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

There are no new accounting policies or recent accounting pronouncements adopted during the year ended December 31, 2022.

Accounting standards and amendments to existing standards that are not yet effective

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements, amendments to IFRS Practice Statement 2 Making Materiality Judgements and amendments to IAS 8 Definition of Accounting Estimate. The amendments require companies to disclose material accounting policies rather than their significant accounting policies and to help distinguish between changes in accounting estimates versus accounting policies. These amendments are effective for annual periods starting on or after January 1, 2024. The Company is assessing the impact of these amendments.

In January 2020, which was further amended in 2022, the IASB issued amendment to IAS 1, Presentation of Financial Statements to clarify the requirements for classifying liabilities as current or non-current. The new guidance will be effective for annual periods starting on or after January 1, 2024. The Company is assessing the impact of this amendment.

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

NOTE 4: BUSINESS COMBINATIONS

a.	I.L.S Brokers Ltd.

On June 9, 2021, INX entered into a share purchase agreement with the shareholders of I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”) for the purchase of all of the issued outstanding shares of ILSB (the “ILSB Acquisition”). The consideration paid by INX as part of the ILSB Acquisition to the shareholders was $4,327.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

Mr. Datika was a shareholder of ILSB and sold his shares to INX as part of the ILSB Acquisition. Immediately prior to the ILSB Acquisition, Mr. Datika held, directly and indirectly, approximately 20% of the outstanding share capital of ILSB. Mr. Datika waived his right to receive full consideration under the ILSB Acquisition and received only an amount equal to the tax payments due by him and by his affiliated entity in connection with the ILSB Acquisition. As a result of such waiver, the consideration paid by INX as part of the ILSB Acquisition was reduced from $4,909 to $4,327. Mr. Datika is one of the founding shareholders of INX (through the wholly owned company Triple-V) and is also the CEO of INX. The waiver of the partial consideration by Mr. Datika in the amount of $582 was recorded as a contribution to equity ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide.

The following are the estimated fair values of the identifiable assets and liabilities assumed of ILSB as of the date of the acquisition:

June 9, 2021

Cash and cash equivalents	$810
Accounts receivable	1,031
Property and equipment	37
Right-of-use-assets	416
Intangible assets	2,491
Total assets	4,785
Accounts payable and accrued expenses	(745)
Lease liability	(501)

Total liabilities	(1,246)

Net identifiable assets	3,539
Goodwill arising on acquisition	1,370
Total cost of acquisition	$4,909

Cost of Acquisition:

Cash paid	4,327
Equity contribution by shareholder	582
Total cost of acquisition	$4,909

Cash outflow on Acquisition:

Cash paid	4,327
Cash and cash equivalents acquired	810
Net cash outflow	$3,517

Intangible assets include Customer Relationships, Trade Name and License. See Note 11.

The Company estimated the fair values allocated to the assets and liabilities of ILSB with the assistance of an external independent expert.

From the acquisition date to December 31, 2021, ILSB has contributed net income of $254 to the consolidated net loss, and $2,278 to the consolidated revenue.

If the business combination had taken place at the beginning of the calendar year 2021, the effect on consolidated net loss would have been immaterial and the consolidated revenue would have been $4,164.

Acquisition costs that are directly attributable to the transaction were immaterial.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

b.	INX Securities LLC (formerly Openfinance Securities LLC)

On January 12, 2021, INX entered into an asset purchase agreement (the “OFN Asset Purchase Agreement”) with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN”). The consideration paid by INX as part of the OFN Acquisition to the shareholders was $3,253. Pursuant to the OFN Asset Purchase Agreement, on May 9, 2021, INX acquired various assets of OFN, including the entire share capital of Openfinance Securities, LLC (“OFN Securities”), a Pennsylvania limited liability Company, that is registered in the United States as a broker-dealer, is a member of FINRA and operates and is recognized as an Alternative Trading System (“ATS”) by the SEC. As a result of the acquisition, INX owns and operates Openfinance broker-dealer/ATS, including its primary security token listings.

Following the completion of the Asset Purchase Agreement on May 9, 2021, OFN Securities was renamed to INX Securities, LLC.

The following are the estimated fair values of the identifiable assets and liabilities assumed of OFN as of May 9, 2021, the date of the acquisition:

May 9, 2021

Cash and cash equivalents	$307
Other current assets	18
Intangible assets	1,914

Total Assets	2,239

Accounts payable	(3)

Total Liabilities	(3)

Net identifiable assets	2,236
Goodwill arising on acquisition	1,017
Total cost of acquisition	$3,253

Cost of Acquisition:

Cash paid	$2,022
Token warrant liability	735
Contingent consideration liability	496
Total cost of acquisition	$3,253

Cash outflow on Acquisition:

Cash paid	$2,022
Cash and cash equivalents acquired	307
Net cash outflow	$1,715

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4: BUSINESS COMBINATIONS (Cont.)

Intangible assets comprise License, Core Technology and Customer Relationships – see Note 11.

The Company estimated the fair values allocated to the assets and liabilities of OFN with the assistance of an external independent expert.

During the year ended December 31, 2021, OFN has contributed a net loss of $133 to the consolidated net loss, and $193 to the consolidated revenue.

If the business combination had taken place at the beginning of the year, the effect on consolidated net loss and on consolidated revenue would have been, immaterial.

Acquisition costs that are directly attributable to the transaction were immaterial.

Contingent consideration:

As part of the purchase agreement with the previous owner of Open Finance securities, LLC., it was agreed that the previous owner would be entitled to an additional consideration (“the contingent consideration”) as follows:

a.	Six months after closing and contingent upon the continued operation of the platform by the Company or its affiliates - $400.

b.	12 months after closing and contingent upon the continued operation of the platform by the Company or its affiliates - $400.

	December 31, 2022	December 31, 2021

Balance as of January 1, 2022	$400	$-
Liability arising as result of business combination	-	496
Payment	(400)	(400)
Chane in fair value of contingent liability recognized in profit or loss	-	304
Balance as of December 31, 2022	$-	$400

As of December 31, 2021, the first installment was paid and the fair value of the second installment of the contingent consideration was estimated at $400 (measured at level 3 of the fair value hierarchy), which is presented as Contingent consideration liability. The second installment was paid during the year ended December 31, 2022.

Token warrant grant:

As part of the consideration for the acquisition, the Company granted the shareholders of OFN, 885,000 INX Token warrants which are exercisable at a price of $0.07 per warrant. The fair value of these warrants in the amount of $735 was determined using the Black-Scholes option pricing method. These warrants were exercised in 2021.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5: REVERSE TAKEOVER TRANSACTION

In connection with the completion of the Transaction (See Note 1 – Purchase Transaction), the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, there were 5,124,740 Shares outstanding on a fully-diluted basis, including 1,280,000 shares issues to finders (“post consolidated shares”). The deemed value of the post-consolidated shares was $4,372 based on a per share price of $0.85 which share price is derived from the proceeds allocated to the shares issued in the contemporaneous private placement described below.

The Company issued to the shareholders of INX (excluding holders of INX Financing Shares) consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares will be issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283. Each unit consist of one common share and one-half of one common share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. dollar, the warrants are accounted for as a derivative liability. The warrants were valued at $4,255 as of the date of the private placement. As of December 31, 2022, none of these warrants were exercised and are outstanding. As of December 31, 2022 the warrants have been valued at $0, with the change of the fair value included on the statement of comprehensive income. Warrants are valued using the Black& Scholes model with the following assumptions:

Risk-free rate:	4.58%
Dividend yield:	Nil
Volatility factor:	71.26%
Expected life:	1.03 years

Agents of the private placement collectively received cash commissions of $1,951, of which $259 was allocated to the warrants and recorded as transaction fees in profit or loss.

The balance of the gross proceeds from the private placement in the amount of $27,028 was allocated to the common shares. The related cash issuance cost amounted to $1,692, and the net addition to equity amounted to $25,336.

The placement agents also received 1,810,740 Agent compensation options exercisable into one common share at an exercise price of CAD1.25 ($0.99). The options have been valued at $515 using the Black& Scholes model with the following assumptions as of January 10, 2022:

Risk-free rate:	2.22%
Dividend yield:	Nil
Volatility factor:	83.38%
Expected life:	2 years

Valdy Investments Ltd. entered into advisory agreements with two advisors, each of which provides for the issuance of 1,000,000 options to purchase common shares (each, an “Advisor Option”) under the Equity Incentive Plan to the applicable Advisor, with 500,000 Advisor Options being exercisable at a price of CAD1.25 ($0.99) per share and 500,000 Advisor Options being exercisable at a price of CAD2.50 ($1.97) per share, and all Advisor Options expiring on the date that is five years from the Closing. The options have been valued at $1,319 using the Black-Scholes model with the flowing assumptions as of January 10, 2022:

Risk-free rate:	1.51%
Dividend yield:	Nil
Volatility factor:	94.65%
Expected life:	5 years

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5: REVERSE TAKEOVER TRANSACTION (Cont.)

In accordance with IFRS 3 “Business Combinations”, since the shareholders of INX. obtained control of the Company, the substance of the Transaction was a reverse takeover. The Transaction did not constitute a business combination since the Company did not meet the definition of a business under IFRS 3, as it was a non-operating company.

As a result, for accounting proposes, the transaction is being accountant for as a reverse takeover asset acquisition with INX Ltd. identified as the acquirer, the net assets of Valdy being treated as the acquired assets and the Valdy share-based payment transaction under IFRS 2, related to the acquisition of the public company listing. Accordingly, the consolidated financial statements are presented as a continuation of INX Ltd. Consideration paid by the acquirer for the net assets of the Company, which was measured at the fair value of the equity issued to the shareholders of the Company, amounted to $4,372 for 5,124,740 shares at CAD 1.08 ($0.85) per share with the excess amount paid above the fair value of the net assets acquired, treated as listing expense in the consolidated statement of comprehensive income.

The assets acquired and liabilities assumed at their fair value on the acquisition date are as follows:

Amount
Deemed issuance of 5,124,740 common shares to shareholders of Valdy	$4,372
Share based payments to Advisors	1,834
6,206
Fair value of net assets acquired:
Cash and cash equivalents	464
Accounts payables and accrued expenses	(133)
Net assets	331

Listing expense	$5,875

NOTE 6: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 6: RESERVE FUND (Cont.)

As of December 31, 2022 and 2021, INX has segregated $36,023, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	December 31, 2022	December 31, 2021
a. Cash and cash equivalents	$5,824	$21,987

b. Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	6,141	-
Corporate bonds – marketable investments	12,332	-
Total short-term investments	18,473	-

Long-term investments (*)
U.S. Treasury securities	474	-
Corporate bonds and loans (principally) – marketable investments	11,252	14,036

Total long-term investments	11,726	14,036

Total Reserve fund	$36,023	$36,023

(*)	Classified as Level 1 inputs in the fair value hierarchy.

NOTE 7: INVESTMENTS

On December 31, 2022 and 2021, the Company holds the following investments:

	December 31, 2022	December 31, 2021
Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	$3,444	$-
Corporate bonds – marketable investments	1,589	-
Total short-term investments	5,033	-

Long-term investments
Corporate bonds – marketable investments (*)	4,254	-
Other investments (**)	400	400
Total long-term investments	4,654	400

	$9,687	$400

(*)	Level 1 in the fair value hierarchy.
(**)	Not traded in public market and classified as level 3 in the fair value hierarchy.

Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss). Other investments generally are not traded in public markets and include Company’s holdings in private companies under a share purchase agreement and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 7: INVESTMENTS (Cont.)

When observable market data is not available and insufficient recent information is available to measure fair value, the Company, in accordance with IFRS 9, uses cost as an appropriate estimate of fair value. In such circumstances, management uses judgement to assess if there are any indicators that cost might not be representative of fair value. The Company did not identify any such indicators at December 31, 2022.

NOTE 8: DIGITAL ASSETS

The Company held the following digital assets as of December 31, 2022 (inventory), and 2021 (non-current intangible assets):

Coin Symbol	December 31, 2022		December 31, 2021

USDT	$684		$25
BTC	546		233
ETH	503		177
USDC	463		543
LTC	109		14
ZEC	51		8
UNI	44		-
AAVE	31		-
COMP	31		-
CRV	29		-
MATIC	28		-
Other	78		-
	$2,597	(*)	$1,000	(*)

(*)	All digital assets are classified as Level 2 in the fair value hierarchy as quoted prices in active markets are available.

NOTE 9: DERIVATIVE ASSETS

On December 31, 2022, the Company held $905 in collateral related to open digital assets forwards positions with fair value of $1,072, utilizing level 2 inputs in the fair value hierarchy. The derivative assets are used for risk management and economic hedging of digital assets held by the Company. Net gain (loss) recognized from the hedging activity during the year ended on December 31, 2022 was not significant.

NOTE 10: PREPAID EXPENSES AND OTHER RECEIVABLES

As of December 31, 2022, and 2021, the Company’s prepaid expenses and other receivables include the following:

	December 31,
	2022	2021
	USD in thousands

Prepaid expenses and advances to service providers	1,105	580
Tax credits receivable	219	231
Receivable from related parties	49	15
Other receivables	186	57
Receivable on account of shares	-	1,500

	$1,559	$2,383

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11: GOODWILL AND OTHER INTANGIBLE ASSETS

a.	The following table presents activity in goodwill and intangible assets during the year ended on December 31, 2022.

	Trade Name	Customer Relationships	Licenses	Technology		Goodwill	Total

Intangible assets, at cost:
Balance as of January 1, 2021	$-	$-	$-	$	- -	$-	$-
Additions from business combination	445	1,830	1,699		430	2,387	6,791
Adjustments arising from translating financial statements from functional currency to presentation currency	22	75	23		-	68	188

Balance as of December 31, 2021	467	1,905	1,722		430	2,455	6,979
Additions for 2022:	-	-	-		-	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(51)	(173)	(61)		-	(165)	(450)

Balance as of December 31, 2022	$416	$1,732	$1,661		$430	$2,290	$6,529

Accumulated amortization and impairment:
Balance as of January 1, 2021	$-	$-	$-		$-	$-	$-
Amortization recognized in the year	23	75	-		32	-	130

Balance as of December 31, 2021	23	75	-		32	-	130
Impairment of technology	-	-	-		361	-	361
Amortization recognized in the year	41	142	-		37	-	220

Balance as of December 31, 2022	$64	$217	$-		$430	-	$711

Intangible assets at cost, net at December 31, 2021	444	1,830	1,722		398	2,455	6,849
Intangible assets at cost, net at December 31, 2022	$352	$1,515	$1,661		$-	$2,290	$5,818

b.	Acquisitions during the year:

No acquisitions were made during the year ended December 31, 2022. Licenses don’t have a fixed term and do not require renewal. Consequently, Licenses have an indefinite useful life.

c.	Amortization expenses:

Amortization expense of intangible assets of $220 and $130 is recorded in profit or loss within General and administrative expenses for the years ended December 31, 2022 and 2021, respectively.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11: GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

d.	Impairment of goodwill and other intangible assets:

During the year ended on December 31, 2022 and 2021, the Company recorded impairment of intangible assets with a definite useful life related to Technology of $361 and $0, respectively.

As of December 31, 2022, the carrying amount of Goodwill and Licenses were allocated as follows (each representing a cash-generating unit):

	ILSB	INXS	Total

Goodwill	$1,273	$1,017	$2,290

Licenses	$461	$1,200	$1,661

Trade Name	$352	$-	$352

Customer Relationships	$283	$1,232	$1,515

The recoverable amount of ILSB (brokerage segment), prepared by an independent valuation specialist, was determined based on the value in use which is calculated at the expected estimated future cash flows from this cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 23.45%. The projected cash flow for the period exceeding five years is estimated using a fixed growth rate of 3%, representing the long-term average growth rate as customary in the cash generating unit.

The recoverable amount of OFN (digital assets segment), prepared by an independent valuation specialist, was determined based on the value in use which is calculated at the expected estimated future cash flows from this cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 27.19%. The projected cash flows for the period exceeding six years is estimated using a fixed growth rate of 3%, representing the long-term average growth rate as customary in the cash generating unit.

The value in use for all cash-generating units may change if any changes occur in the following key assumptions:

●	Discount rate.

●	Growth rate for the period exceeding the five budget years.

Discount rate - the discount rate reflects management’s assumptions regarding each unit’s specific risk. In determining the appropriate discount rate for each unit, the Company relied on the ten-year return on Government bonds.

Sensitivity analysis of changes in assumptions: With respect to the assumptions used in determining the value in use as described above, management believes that there are no reasonably possible changes in the key assumptions detailed above, which might lead to a significant change in the carrying amounts of ILSB and OFN to exceed their recoverable amounts.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12: INX TOKEN LIABILITY

The number of INX Tokens that the Company has issued as of December 31,2022 and December 31,2021, or has an obligation to issue is as follows:

	December 31,
	2022	2021

Significant shareholder – Triple-V	9,435,939	9,435,939

Private Placement	10,386,148	10,386,148
Founding Investors	9,078,622	9,078,622
Issued in the Offering	93,409,410	93,409,410
Employees and service providers	11,100,657	9,944,263

Total	133,410,776	132,254,382

INX Token liability	$56,847	$282,642

On August 20, 2020, INX’s Form F-1 in connection with the Offering was declared as effective by the SEC.

On April 22, 2021, the INX Token Public Offering was completed. During the INX Token Offering, from August 2020 to April 2021, INX raised gross proceeds of $84,068 and sold 93,409,410 INX Tokens (excluding the 1,948,483 INX Tokens that were issued to certain Canadian investors - see below). Additionally, as of December 31, 2021, INX raised $7,622, and sold 10,386,148 INX Tokens through private placements.

INX paid $5,782 as issuance costs related to the Offering. In addition, INX has granted options to purchase 6,127,015 INX Token at an exercise price of $0.09 valued at $4,954, with all options set to expire by September 2022. Of these options, 6,113,820 were exercised with total proceeds of $550, and 13,194 options expired.

In June 2021, it came to the attention of INX that during the INX Token Offering as it related to Canada, INX did not take certain steps that may be required under applicable Canadian securities laws. As a result, during July 2021 INX cancelled 1,948,483 INX Tokens that were sold to Canadian purchasers and refunded the $1,754 to such purchasers, representing the full purchase price of the INX Tokens.

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $29; 2,534,618 INX Token warrants were exercised.

On December 14, 2021, INX’s Board of Directors authorized our management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens until December 31, 2022 will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable law and regulation and to the advice of our legal advisors.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12: INX TOKEN LIABILITY (Cont.)

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05-10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493

Total		133,410,776	$56,847

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2021, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	99,576,830	$219,069
Subject to lock-up through April 2022	7.96%	13,148,864	26,775
Subject to lock-up through April 2023	20.74%	19,528,688	36,798

Total		132,254,382	$282,642

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform, rebranded during 2022 under INX.One. The fair value per INX Token as of December 31,2022 and December 31,2021, for tokens that are not subject to lock-up agreement was $0.43 and $2.2 respectively, based on the closing market price of the INX Token. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are volatility and the period under the lock up, as follows:

	December 31, 2022	December 31, 2021

Expected term (years)	0.13-1.53	0.06-1.31
Expected volatility	71.56%-103.37%	63.18%-86.90%

The level in the fair value hierarchy applied for such tokens is level 2.

In the years ended December 31, 2022, 2021, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in unrealized gain of $226,044 ,an unrealized loss of $161,173, respectively, which was recorded in profit or loss.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12: INX TOKEN LIABILITY (Cont.)

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

NOTE 13: INX TOKEN WARRANT LIABILITY

As of December 31, 2022, directors, employees and service providers hold 6,972,192 INX Token warrants granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement.

	December 31,
	2022	2021
INX Token warrant liability:
Warrants granted to employees and service providers	$1,580	$9,814

	$1,580	$9,814

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	December 31, 2022	December 31, 2021
Expected volatility of the token prices (%)	67.51% -86.39%	63% - 99%
Risk-free interest rate (%)	3.88% - 4.69%	0.19% - 1.52%
Expected life of warrant (years)	0.08 - 10	0.25 - 4
Exercise price	$0.01 – $2.86	$0.01 - $2.11

The following table presents changes in the number of INX Token warrants during the years ended December 31, 2022, and 2021.

	2022		2021
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Tokens warrants outstanding at beginning of year (*)	5,660,861	$0.52	5,926,083	$0.066
INX Token warrants granted during the year	4,388,043	0.25	8,685,071	0.292
INX Token warrants forfeited during the year	(491,833)	1.40	(512,933)	0.270
INX Token warrants expired during the year	(50,261)	0.03
INX Token warrants exercised during the year (INX Token issued)	(2,534,618)	0.06	(8,437,360)	0.129

INX Token warrants outstanding at the end of year	6,972,192	$0.46	5,660,861	$0.52

INX Token warrants exercisable at the end of year	3,718,955	$0.16	3,947,861	$0.13

(*)	During the year ended December 31, 2022, the Company offered to employees an option to modify certain token warrants originally issued in 2021 and 2022. As result, during 2022, terms for 1,801,500 INX token warrants were modified to include a new exercise price and a new vesting schedule, which resulted in the increase in the fair value of the INX Token warrants of $8.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN WARRANT LIABILITY (Cont.)

Token-based compensation for the years ended December 31, 2022, and 2021 is included within the following expenses:

	Year ended December 31,
	2022	2021

Operating expenses (income):
Research and development	$135	$262
Sales and marketing	437	177
General and administrative	820	6,736
Fair value adjustment of INX Token warrant liability to employees and service providers	(8,294)	12,626
Total token-based compensation	$(6,902)	$19,801

NOTE 14: RELATED PARTIES

a.	The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

b.	The following balances are balances held with or by related parties as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Assets:
Loan receivable from related parties	$-	$1,015
Prepaid expenses	49	15
Total	49	1,030

Liabilities:
Accounts payable and accrued expenses	308	589
INX Token liability	5,531	36,102
INX Token warrant liability	1,140	2,723
Total	$6,979	$39,414

c.	Compensation to Directors and Key Management Personnel:

Each of the Company’s director receives a monthly fee of $4 for the term of the engagement. In addition, each Director receives one-time payments of $1 in consideration for the participation in a committee meeting of the Board. Further, each Director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant.

On November 30, 2022, the Company committed to grant options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and with all options fully vested on November 30, 2025.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 14: RELATED PARTIES (Cont.)

Compensation provided to key management personnel and directors for the years ended December 31, 2022, and 2021 was as follows:

	Year ended December 31,
	2022	2021
Research and Development:
Compensation and benefits	$738	$598
Share-based compensation	93	391
INX Token based compensation	9	448

Sales and marketing:
Compensation and benefits	369	4,406
Share-based compensation	176	2,783
INX Token based compensation	298	3,878

General and administrative:
Compensation and benefits	1,931	1,577
Share-based compensation	520	6,883
INX Token based compensation	275	2,249

	$4,409	$23,213
Fair value adjustment of INX Token and warrant liabilities	$(20,133)	$24,673

d.	Agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”):

Under a service agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018, A-Labs, a shareholder of the Company, provided services to the Company which included, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company (the “A-Labs Agreement”). In consideration for these services, during 2021, the Company paid A-Labs $4,140, which is included in Listing expenses.

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 common shares to A-Labs. The fair value of the shares issued of $136 ($175 less the payment of $39 required for those shares), is deemed as additional consideration for the services to be provided by A-Labs and was recorded during the year ended December 31, 2021.

In addition, on July 29, 2021, the Company made a payment to A-Labs of $1,001 and granted A-Labs with an option to purchase 1,527,084 Tokens. These options were exercised during 2022 and vest on July 12, 2024. During the year ended December 31, 2021, the Company recognized an expense related to token options of $ 4,140 which is included in Listing expense.

e.	Loans to Related Parties:

On December 31, 2021, INX entered into loan agreements with two officers of the Company in the amounts of $611 and $404, respectively. On March 24, 2022, the Board of Directors of the Company approved an increase of the total loan amount from $1,015 to $ 1,233. The loans were non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to cover the income tax liability incurred by the officers with respect to the warrants. On May 2, 2022, the Board approved a repurchase of 1,546,224 INX Tokens by INX from the officers at market price of such Tokens as of April 29, 2022 of $0.80, with proceeds to be used for the repayment of the loans and accrued interest. As of December 31, 2022, the loans were repaid.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 15: CONVERTIBLE LOANS

The Company entered into convertible loan agreements dated November 27, 2017 (“Convertible Loans”) with three individuals, of which one is an officer of the Company (the “Lenders”), for an aggregate amount of $144. The loans are convertible at any time and at each Lender’s sole discretion, into an aggregate total of 10,029,193 common shares of the Company or repaid at the earlier of (i) the lapse of five years; (ii) an initial public offering of the Company’s shares or (iii) upon a Deemed Liquidation Event as defined in the Company’s Articles of Association. The loans bear 2% interest compounded annually. In addition, the Lenders were granted the right to purchase a total of 2,690,623 INX Tokens.

Until 2018, the Company received $144, in consideration for the convertible loans and INX Tokens, of which $5 were attributed to the fair value of the INX Tokens. The fair value of the loans received until 2018, amounted to $93, resulting in an effective interest rate of 60% and the balance of $46, was attributed to the conversion option, which was recorded in equity.

During the year ended December 31, 2021, interest and amortization of discount on the convertible loans amounted to $0.

On February 25, 2021, holders of Convertible loans exercised their right under their loan agreements and converted the outstanding amounts provided by them to the Company under such loan agreements into an aggregate of 10,029,193 common shares of the Company.

NOTE 16: PROPERTY AND EQUIPMENT

The following table presents activity of the Company’s property and equipment during the year ended December 31, 2022:

	Computers and software	Office equipment & furniture	Leasehold improvements	Communication & equipment	Total

Cost:
Balance at January 1, 2021	$35	$-	$-	$-	$35
Business combination	17	11	-	9	37
Additions	73	48	6	5	132

Balance at December 31, 2021	125	59	6	14	204
Additions	42	41	99	153	335
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(14)	(14)
Balance at December 31, 2022	$167	$100	$105	$153	$525

Accumulated depreciation:
Balance at January 1, 2021	3	-	-	-	3
Depreciation expense	30	10	1	-	41

Balance at December 31, 2021	33	10	1	-	44
Depreciation expense	51	9	9	19	88
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(2)	(2)

Balance at December 31, 2022	84	19	10	17	130

Net assets at December 31, 2022	$83	$81	$95	$136	$395
Net assets at December 31, 2021	$92	$49	$5	$14	$160

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Activity with respect to right-of-use assets:

The Company has entered into office space lease agreements, which are used for the Company’s operations. Leases of office space have lease terms of between 3 and 5 years.

Land and buildings

Cost:
Balance as of January 1, 2021	$-
Additions during the year:
New leases	654
Adjustments arising from translating financial statements from functional currency to presentation currency	13
Business combination	416

Balance as of December 31, 2021	$1,083

Accumulated depreciation:
Balance as of January 1, 2021	$-
Additions during the year:
Depreciation and amortization	96

Balance as of December 31, 2021	96

Right-of-use assets as of December 31, 2021, net	$987

Cost:
Balance as of January 1, 2022	$1,083
Additions during the year:
New leases	827
Adjustments arising from translating financial statements from functional currency to presentation currency	(46)
CPI and revaluation differences	63

Balance as of December 31, 2022	$1,927

Accumulated depreciation:
Balance as of January 1, 20221	$96
Additions during the year:
Depreciation and amortization	522

Balance as of December 31, 2022	618

Right-of-use assets as of December 31, 2022, net	$1,309

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 17: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Activity with respect to lease liability:

Land and buildings
Balance as of January 1, 2021	$-
Additions during the year:
New leases	654
Business combination	501
Lease payments	(68)
Interest expense	26
CPI and revaluation differences	27
Balance as of December 31, 2021	$1,140

Current lease liability, December 31, 2021	$319
Non-current lease liability, December 31, 2021	$821

Balance as of January 1, 2022	$1,140
Additions during the year:
New leases	827
Lease payments	(578)
Interest expense	83
CPI and revaluation differences	(85)
Balance as of December 31, 2022	$1,387

Current lease liability, December 31, 2022	$519
Non-current lease liability, December 31, 2022	$868

c.	Maturity analysis of undiscounted lease payments receivable for operating leases:

December 31,
2022

2023	393
2024	289
2025	84
2026	87
2027 and thereafter	15
$868

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 18 : EQUITY

Composition of share capital:

	December 31,
	2022		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common shares with no par value	Unlimited	207,823,774	Unlimited	167,331,410

a)	During 2021, several investors exercised options that were granted to them under the second SAFE dated August 30, 2019, into an aggregate amount of 2,812,426 common shares at a price of $0.186 per share.

b)	On February 21, 2020, the Board of Directors of the Company approved an additional capital raise of up to $1,500 in the form of SAFE (the “Third SAFE”). The Third SAFE will be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) $0.145 per share. If a Qualified Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Third SAFE), the funds will automatically be converted at a price per share of $0.145. In addition to the shares issued to the investors upon conversion of the Third SAFE, the Third SAFE investors shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to them upon conversion of their investment under the Third SAFE, for an exercise price of $0.162 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date of the agreement. An aggregate amount of $579 has been received by the Company pursuant to the Third SAFE in 2020, including $100 and $30 from Triple V and A-Labs, respectively. In March 2021, in the absence of qualified financing during the 12 months following the effective date of such Third SAFE, the Company converted the investment provided to it under the Third SAFE dated March 2020 into an aggregate of 3,980,843 common shares of the Company at a price per share of $0.145.

c)	During 2021, several investors exercised the options that was granted to them under the Third SAFE dated August 30, 2019, to an aggregate of 1,212,950 common shares at a price of $0.162 per share. At December 31, 2022, 2,252,479 options are outstanding and can be exercised through May 8, 2023.

d)	On September 13, 2020, the Company entered into a subscription agreement with a new investor pursuant to which the investor invested in the Company $1,500 in consideration for 6,516,443 common shares. The new investor is also entitled to receive, for no additional consideration a warrant to purchase 6,257,247 common shares of the Company, at a price of $0.240 per share, until the warrant’s first-year anniversary. On December 31, 2021, the new investor exercised the options that were granted to 6,257,237 common shares at a price of $0.240 per share. An amount of $1,500 was received on January 4, 2022.

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by the Company), an amount of $5,000. Such repurchase shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the NEO Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 18 : EQUITY (Cont.)

During the year ended December 31, 2022, the Company repurchased 96,500 shares at a cost of $29.

e)	On August 30, 2022, 961,607 warrants granted under SAFE agreements were exercised by holders at $0.19 and converted to common shares. The Company received a total premium of $179 from the exercise of these warrants.

During the years ended December 31, 2022 and 2021, activity related to warrants granted was as follows:

	2022		2021
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1,	7,668,591	$0.19	11,693,962	$0.19
Granted	17,650,740	1.44	-
Exercised	(961,607)	0.19	(4,025,371)	0.18
Expired	(1,607,059)	0.19	-
Balance as of December 31,	22,750,665	$1.16	7,668,591	$0.19

NOTE 19: SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan:

On December 29, 2017, the INX’s Board approved the initial resolution to reserve 4,373,135 common shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time.

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “Plan”), and INX shareholders approved the Plan on March 18, 2021.

The Plan provides for the grant of options to purchase common shares and restricted shares of INX to such employees, directors and consultants engaged by INX or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such grantees.

On June 22, 2022, INX shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of common shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 common shares.

b.	Share options and warrants granted to employees and service providers during the years ended on December 31, 2022 and 2021:

1.	On February 21, 2021, upon the adoption of a Plan by the Company, certain employees received 6,148,198 options exercisable into common shares of the Company at a price per share equal to the fair value per share at the date of the commitment to grant the options at $0.03-$0.13 per share. The options vest over periods of three to four years. The options are exercisable for a period of 10 years from the date of grant. During the year ended December 31, 2022, 750,000 of these options were exercised.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 19: SHARE-BASED PAYMENT (Cont.)

2.	On March 25, 2021, INX granted to two U.S. employees, effective as of April 1, 2021, options to purchase 4,233,761 common shares of INX at an exercise price of $1.06 per share, vesting period over 3 years.

3.	On March 15, 2022, two officers received 5,036,132 restricted shares of the Company at cashless basis with vesting period of three to five years. During the year ended December 31,2022, 2,072,517 of these options were exercised.

4.	On March 15, 2022, the Company granted certain employees and a service provider, effective as of March 15, 2022, options to purchase 5,129,334 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment at a price of CAD 0.64 ($0.50), with the vesting period of over 4 years.

5.	On March 24, 2022, the Company granted one employee, effective as of March 24, 2022, options to purchase 509,617 Common Shares of the Company at CAD 0.76 ($0.60), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

6.	On June 30, 2022, the Company granted one employee, effective as of June 30, 2022, options to purchase 786,535 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options are fully vested at the time of the grant.

7.	On June 30, 2022, the Company granted one employee, effective as of June 30, 2022, options to purchase 1,334,322 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 4 years with the first anniversary on May 2, 2023, with all options fully vested on May 2, 2026.

8.	On September 21, 2022, the Company granted one employee, effective as of September 21, 2022, options to purchase 1,325,946 Common Shares of the Company at CAD 0.265 ($0.20), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 3 years with the first anniversary on September 20, 2023, with all options fully vested on September 20, 2025.

9.	On October 18, 2022, the Company granted one employee, effective as of October 18, 2022, options to purchase 254,808 Common Shares of the Company at CAD 0.235 ($0.17), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 3 years with the first anniversary on October 18, 2023, with all options fully vested on October 18, 2025.

10.	On November 30, 2022, the Company committed to grant options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, with all options fully vested on November 30, 2025.

During the years ended December 31, 2022 and 2021, activity related to stock options under the Plan was as follows:

	2022		2021
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1,	10,381,959	$0.48	-	$-
Granted	17,305,093	0.56	10,381,959	0.48
Exercised	(2,822,517)	-	-	-
Balance as of December 31,	24,864,535	0.55	10,381,959	0.48

INX Stock Options exercisable at the end of year	10,283,713	$0.30	5,396,720	$0.25

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 19: SHARE-BASED PAYMENT (Cont.)

The weighted average fair value of the options granted in the years ended December 31, 2022 and 2021, was at $0.367 and $1.035 per option, respectively.

c.	For the year ended December 31, 2022 and 2021, the Company recorded share-based compensation expenses of $1,135 and $10,899, respectively, related to stock options granted.

d.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted to employees using the Black- Scholes option pricing model:

	December 31, 2022	December 31, 2021

Expected term (years)	10	10
Expected volatility	89.78% -94.32%	94% - 94.67%
Exercise price	$0.17-0.55	$0.037-1.06
Risk-free interest rate	1.37%-3.356%	1.37%-1.71%
Dividend yield	-	-

e.	For certain grant commitments issued during 2021, whose exercise price has not yet been determined, the Company recorded the share-based payment according to the fair market value at the end of each period. Once the options were officially granted by the board of directors and the exercise price has been being determined, the Company has set the share-based payment amount based on the official grant.

NOTE 20: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income per common share for the year ended December 31, 2022 and 2021, respectively:

	December 31, 2022	December 31, 2021
Earnings (loss) per share, basic	$1.02	$(14.29)
Earnings (loss) per share, diluted	$0.98	$(14.29)

Earnings (loss) per share, basic

The net income (loss) and weighted average number of common shares used in the calculation of basic income per share are as follows:

	December 31, 2022	December 31, 2021
Net income (loss) used in the calculation of earnings (loss) per share, basic	$208,076	$(215,235)
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	204,609,244	15,048,576

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 20: INCOME (LOSS) PER SHARE (Cont.)

Earnings (loss) per share, diluted

The net income (loss) and weighted average number of common shares used in the calculation of diluted income per share are as follows:

	December 31, 2022	December 31, 2021
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$208,076	$(215,235)
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	213,279,353	15,048,576

For the year ended December 31, 2022, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential exercise of stock options under the equity compensation plan as well as options issued under SAFE agreements.

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	December 31, 2022	December 31, 2021
Weighted average number of common shares for the purposes of basic earnings (loss) per share	204,609,244	15,048,576
Diluted shares:
Stock options	4,602,982	-
Restricted stock	1,375,700	-
SAFE options	2,691,427	-
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	213,279,353	15,048,576

NOTE 21: FINANCIAL RISKS AND RISK MANAGEMENT

Financial risk management objectives and policies

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 21: FINANCIAL RISKS AND RISK MANAGEMENT (Cont.)

Market risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to also market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As of December 31, 2022, management’s estimate of the effect on equity investments due to a +/- 20% change in the market prices of the Company’s investments, with all other variables held constant, is +/- $8. (December 31, 2021 - $3).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due, as well as the risk of not being able to liquidate invested assets at reasonable prices. The Company manages liquidity risk by maintaining sufficient cash balances and investing capital reserves in highly rated, marketable financial instruments that allow meeting liquidity obligations in the ordinary course of business as well as under increased liquidity demands.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency). As of December 31, 2022 and 2021, management’s estimate of the Company’s exposure related to the price fluctuation in foreign currency is not material.

NOTE 22: COMMITMENTS AND CONTINGENCIES

On December 15, 2022, INX entered into a shareholders’ and joint venture agreement with SICPA SA, a company organized under the laws of Switzerland, Mr. Yosef Meir Cohen and Mr. Hagai Itkin (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties agreed to form SICPA INX SA (“SICPA INX”), an entity organized under the laws of Switzerland. All parties to the agreement are to become shareholders of SICPA INX, with INX’s share of the issued and outstanding share capital to be 33 percent. Also, under the SICPA Agreement, INX is entitled to introduce a new partner within the first year from the date of the agreement, which, if approved by the majority shareholder, would be entitled to receive a maximum number of shares constituting 16.5 percent of the issued and outstanding share capital of SICPA INX, which shall be reduced from INX’s initial allocation of shares. In relation to the SICPA Agreement, INX also intends to enter into a service agreement with SICPA INX to license its technology and provide technology support and management services for a period of one year in return for compensation.

NOTE 23: OPERATING SEGMENTS

a.	General:

Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital assets segment - development and operation of an integrated, regulated solution for trading blockchain assets such as digital assets and security tokens, and providing services and products related to the trading of blockchain assets.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 23: OPERATING SEGMENTS (Cont.)

b.	Reporting operating segments:

	Brokerage segment	Digital assets segment	Total
Year ended December 31, 2021:

External customers	$2,278	$266	$2,544

Total revenue	2,278	266	2,544

Segment income (loss)	383	(54,288)	(53,905)

Unallocated corporate expenses:
Other expense			(161,173)

Net income (loss) before taxes			$(215,078)

Year ended December 31, 2022:

External customers	$3,621	$652	$4,273

Total revenue, net	3,621	652	4,273

Segment income (loss)	(157)	(11,817)	(11,974)

Unallocated corporate expenses:
Other income			220,169

Net income (loss) before taxes			$208,195

Unallocated corporate expenses for the year ended December 31, 2022 include the fair value adjustment on INX Tokens and listing expenses related to the Transaction. Unallocated corporate expenses for the year ended December 31, 2021 include the fair value adjustment on INX Tokens.

c.	Select balance sheet information:

	Brokerage segment	Digital assets segment	Total

As of December 31, 2021:

Segment assets	$2,544	$75,958	$78,502

Segment liabilities	940	300,496	301,436

As of December 31, 2022:

Segment assets	$2,351	$79,088	$81,439

Segment liabilities	$1,077	$63,807	$64,884

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 23: OPERATING SEGMENTS (Cont.)

d.	Revenue from major customers:

Revenue from major customers which account for 10% or more of total revenue as reported in the financial statements:

	Year ended December 31,
	2022	2021

Brokerage segment:
Customer A	$452	$265

e.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	Year ended December 31,
	2022	2021

Brokerage segment:
State of Israel	$1,562	$911
Other countries	2,059	1,367

Digital assets segment:
State of Israel	$90	$-
Other countries	562	266

NOTE 24: EMPLOYEE BENEFITS EXPENSE

Share-based and token-based compensation, and short-term employee benefits included in consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2022	2021

Research and development
Compensation and benefits	$2,159	$1,286
Share based compensation	2	1,105
Token based compensation	125	262

Sales and Marketing
Compensation and benefits	1,160	677
Share based compensation	1,022	2,809
Token based compensation	435	177

General and administration
Compensation and benefits	6,493	5,072
Share based compensation	111	6,985
Token based compensation	817	6,736

During the years ended December 31, 2022 and 2021, the Company incurred cost of $899 and $608, respectively, related to contributions to employee post-retirement benefit plans.

THE INX DIGITAL COMPANY INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2022 AND 2021

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 25: TAXES ON INCOME

The Company is a Canadian corporation for Canadian tax purposes and as such subject to British of Columbia taxes. Subsidiary entities are generally subject to taxes in the jurisdictions where they are located or have the majority of operations and management control, therefore federal income taxes are calculated as if the Company filed separate federal income tax returns. The following tax rates were applicable to the individual entities based on the country of their organization:

●	Canada corporate income tax rate - 28 percent in 2022 and 27 percent in 2021.

●	Israel corporate income tax rate – 23 percent in 2022 and 2021

●	United States federal weighted tax rate - 21 percent (28 percent state weighted tax rate)

●	Gibraltar tax rate - 12.5 percent and 10 percent before August 1, 2021.

a.	Tax assessments:

INX, ILSB and Midgard are subject to the tax assessment evaluation by the Israeli Tax Authority. After the receipt of such tax assessment the entity is no longer subject to the tax examination by the tax authority. The Company’s subsidiary, ILSB received the final tax assessment through 2020 tax year, whereas, Midgard and INX, has not received the final tax assessment since its incorporation.

b.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $55,000 as of December 31, 2022. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

c.	Theoretical tax:

As the Company and its subsidiaries incurred operating losses during the years ended December 31, 2022 and 2021 for which deferred income taxes were not recorded, as mentioned in Note 25b, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

During the years ended December 31, 2022 and 2021, the Company recognized income tax expense of $119 and $157.

NOTE 26: SUBSEQUENT EVENT

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly-owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.